UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934. Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

TABLE OF CONTENTS

Exhibits

99.1	Labopharm Initiates Phase III Clinical Study for Once-Daily Formulation of Trazodone

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: June 8, 2007	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM INITIATES PHASE III CLINICAL STUDY FOR ONCE-

DAILY FORMULATION OF TRAZODONE

– Once-Daily Trazodone Formulation Has Potential to Offer Unique Approach to Treating

Major Unipolar Depressive Disorder –

LAVAL, Québec (June 7, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it has begun enrolling patients in its North American Phase III clinical trial for its once-daily formulation of the antidepressant trazodone (study 04ACL3-001).

“Depression is one of the most prevalent central nervous system disorders, affecting more than 121 million people globally, and trazodone is widely used in its treatment with more than 14 million prescriptions written in the U.S. alone in 2006,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “Insomnia and agitation may be associated with depression. In addition to its anti-depressive effects, trazodone has sedative effects that can improve sleep. Our once-daily formulation has been specifically designed to take advantage of trazodone’s unique pharmacological properties, in addition to offering the benefits of once-daily administration and potentially fewer side effects generally associated with peak concentrations of drugs. As a once-a-day product, we believe our formulation of trazodone has the potential to provide a novel approach to treating major unipolar depression.”

Study 04ACL3-001 is a randomized, double-blind study which will compare the efficacy and safety of Labopharm’s once-daily formulation of trazodone to placebo in patients with major unipolar depressive disorder. The study, which has a treatment period of approximately two months, is being conducted at more than 35 centers across the U.S. and Canada and is expected to include more than 350 subjects.

Based on discussions with U.S. Food and Drug Administration (FDA), Labopharm expects to submit a New Drug Application (NDA) for its once-daily formulation of trazodone under Section 505(b)(2) of the U.S. Federal Food, Drug and Cosmetic Act, which typically applies to reformulations of drugs that are already approved and being marketed, allowing the Company to leverage existing efficacy and safety data on trazodone. Under this Section of the Act, one positive Phase III study is required for the formulation to be approved by the FDA.

Pilot pharmacokinetic trials have demonstrated that Labopharm’s once-daily formulation of trazodone has controlled-release properties over a 24-hour period.

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About Trazodone

Trazodone is an atypical anti-depressant that acts as a dual serotonin agonist and serotonin reuptake inhibitor (SARI). Trazodone appears to increase serotonin activity via three mechanisms: the activation of neuronal serotonin receptors; the inhibition at the neuronal serotonin receptors of the feedback system which regulates the action of serotonin; and the inhibition of the re-uptake of serotonin. Trazodone also helps to treat depression by improving sleep as a result of sedative effects caused by activation of histamine receptors and initiation and restoration of deep sleep cycles as a result of serotonin receptor activation. This may be of clinical benefit in depressed patients who have agitation, insomnia or poor sleep quality associated with their depression.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the outcomes of clinical trials, the regulatory process and the commercialization of the Company’s products thereafter, if they are approved. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 208-5939
ebouchard@equicomgroup.com

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